September 8, 2005

Mr. Joseph A. Foti Senior Assistant Chief Accountant US Securities and Exchange Commission Washington, DC 20549

re:   Hybrid Fuel Systems, Inc., (the "Company")
      Amendment Number 3 to Registration Statement on Form SB-2
      Filed on August 3, 2005
      File No. 333-124775

Dear Mr. Foti:

      The following, together with the amendment no. 4 on Form SB-2, Form 10-KSB/A for the fiscal year ended December 31, 2004 and Form 10-QSB/A for the quarter ended March 31, 2005, is provided in response to your correspondence dated August 12, 2005.

Form SB-2/A filed August 3, 2005

Prospectus Summary

Summary Historical Financial Data, page 1

1. Please revise your summary of historical financial data contained in the "Prospectus Summary" section of your document to reflect the reclassification of your company's deferred compensation balance from the asset section of the balance sheet to the shareholders' equity section of the balance sheet.

         Response:

         Please note we have revised the summary of historical financial data in the "Prospectus Summary" to reflect the reclassification of the Company's deferred compensation.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Comparison to Quarterly Periods Ended March 31, 2005 and 2004.

2. We have reviewed your response to our prior comment number 1, but we do not believe your expanded disclosures have fully complied with the requirements of Rule 303(b)(2) of Regulation S-B. Your disclosures should enable a reader to understand the material changes in your results of operations when comparing the interim period & ended March 31, 2005 and the comparable period-ended March 31, 2004. For example, your disclosures should discuss why there were significant increases in your company's consulting expense and compensation expense in the first quarter of fiscal year 2005, when compared to the first quarter of the prior year. Please expand your disclosures to discuss the underlying factors driving the period-over-period variance in each material line item contained in your statement of operations.

         Response:

         We have expanded upon our disclosures in the Management's Discussion and Analysis section to discuss the underlying factors driving the period-over-period variance in each material line item contained in our statement of operations.

3. Pursuant to paragraph 5 of EITF 98-5, the intrinsic value of an embedded beneficial conversion feature should be calculated at the commitment date of the convertible security based upon the difference between the conversion price of the convertible security and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. Furthermore, footnote 1 to the EITF defines the commitment date as the date when an agreement of terms has been reached and the investor is committed to purchase the convertible notes based on those terms (such that performance by the investor is probable because of sufficiently large disincentives for nonperformance).

         We note per your expanded MD&A disclosures that the convertible debt financing received from White Knight in the first quarter of 2005 can be converted to common stock at a rate S.04 per share. However, it is unclear whether you have evaluated this convertible debt for the existence of beneficial conversion feature and/or whether you have determined that this convertible debt does not have an embedded beneficial conversion feature based upon your statement that the conversion rate of the debt was determined in December of 2003, when your common stock's trading price was $.03 per share.

         Please tell us if you evaluated your notes that were issued in the first quarter of 2005 for the existence of an embedded beneficial conversion feature and your conclusion. If you have determined that the convertible notes do not contain a beneficial conversion feature by relying upon your stock's trading price in December of2003 and the conversion price agreed upon at that time, please tell us why you believe that December of 2003 is the appropriate commitment date for the convertible notes that were issued in February of 2005. If in December of 2003, White Knight had formally committed to loan your company a specified amount of capital through the issuance of convertible notes, please include such statement within your response. In addition, please tell us the nature of the large disincentives for nonperformance by White Knight. Please consider the above and revise your financial statements or advise accordingly.

         Response:

         The Company has restated the financial statements for the amortization of the calculated debt discount for the years ended December 31, 2004 and 2003. The effect of the restatement was to increase interest expense at December 31, 2003 by $135,000 for the amortization of the debt discount. As of December 31, 2004,t he amortization of debt discount to interest expense was $960,000. The amortization of the debt discount reflected a non-cash expense for the embedded conversion feature of the debt agreement. We have further made adjustments to the MD&A of our restated financial statements to incorporate this change.

Note 6 - Subsequent Events, page 37

Note 11 - Subsequent Event, page 15

4. We have reviewed your response to our prior comment number 8, but we do not believe that you have fully addressed the concerns raised in our prior comment. Please expand your disclosures in the subsequent events footnote to your financial statements to state (1) the amount of your debt that was carried in default at the date of the balance sheet, but settled through the issuance of your common stock and (2) the amount of your White Knight debt which was converted to shares of common stock.

         Response:

         Please note we have revised the SB-2 to now contain the quarterly financial statements for the three months ended June 30, 2005. We have no "subsequent events" since the date of that balance sheet and we have therefore removed the "subsequent events" item from the previous page 15.

5. In addition, we note that the opinion of your independent auditor is dated as of April 1, 2005 with regard to Note 11 (your subsequent events footnote), although your disclosures have been expanded in response to our prior comment number 6. As the subsequent events that have been disclosed in response to our prior comment number 6 appear to have occurred between the date of the independent auditor's original report and the date of the re-issuance of such report in Amendment 3 to your Form SB-2, please label the additional disclosures included in your subsequent events footnote as unaudited. Please refer to SAS 1, AU
         Section 530.08 for further guidance.

         Response:

         Please note we have indicated in our subsequent event notes contained for the annual audit that they are "unaudited" on page 37.

Financial Statements

General

6. Please consider the financial statement updating requirements outlined in Item 310(g) of Regulation S-B, upon the filing of your revised document.

         Response:

         Please note we have inserted the unaudited financial statements for the period ended June 30, 2005 in place of the unaudited financial statements for the period ended March 31, 2005.

Balance Sheets, page 2

7. We have reviewed your response to our prior comment number 11. Although you reclassified the deferred compensation balance to a contra-equity account in your December 31, 2004 balance sheet, you have not adjusted your company's "Total assets" balance to reflect this reclassification. Please correct the mathematical error contained in the assets section of your December 31, 2004 balance sheet.

         Response:

         Please note we have corrected the mathematical error contained in the assets section of our December 31, 2004 balance sheet.

Form 10KSB for the fiscal year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2004

8. As discussed in a previous telephone conversation, we note that your amended Form 10-KSB for the period ended December 31, 2004 and Form 10-QSB for the period ended March 31, 2005 have not yet been filed. Please ensure that the comments from each of our letters that relate to your Form SB-2 and comment numbers 15 and 16, which were included in our initial letter dated June 7, 2005 and relate specifically to your Form 10-QSB for the period ended March 31, 2005, are addressed in your amended Form 10-KSB and Form 10-QSB, as applicable.

         Response:

         Please note we have now filed the amended Forms 10-KSB for the fiscal year ended December 31, 2004 and 10-QSB for the quarter ended March 31, 20045 to include all adjustments made in response to your previous comments.

Other

9. Please provide a currently dated consent from your independent public accountant in your amended document.

         Response:

         Please note we have included a current consent from our independent auditor.


Sincerely,

/s/ Mark Clancy

Mark Clancy
Chief Executive Officer